Exhibit 3.1.1

CERTIFICATE OF AMENDMENT
TO RESTATED CERTIFICATE OF INCORPORATION OF
UNIVERSAL ACCESS GLOBAL HOLDINGS INC.

Universal Access Global Holdings Inc. (the “Corporation”), a corporation organized and existing under and by virtue of Delaware General Corporation Law, DOES HEREBY CERTIFY:

FIRST:  That the Corporation’s Restated Certificate of Incorporation be, and hereby is, amended by inserting the following at the beginning of Article FOURTH:

Effective the close of business on August 8, 2003 (the “Effective Time”) each one (1) share of Common Stock of the Corporation issued and outstanding immediately prior to the Effective Time (“Old Common Stock”) shall automatically be combined, without any action on the part of the holder thereof, into one-twentieth (1/20th) of one (1) share of fully paid and nonassessable Common Stock of the Corporation (“New Common Stock”), subject to the treatment of fractional share interests described below.

Following the Effective Time, each holder of Old Common Stock shall be entitled to receive upon surrender of such holder’s certificate(s) representing Old Common Stock (whether one or more, “Old Certificates”) for cancellation pursuant to procedures adopted by the Corporation, a book entry (direct registration) or a certificate(s) representing the number of whole shares of New Common Stock (whether one or more, “New Certificates”) into which and for which the shares of Old Common Stock formerly represented by such Old Certificates so surrendered are reclassified under the terms hereof. From and after the Effective Time, Old Certificates shall represent only the right to receive a book entry (direct registration) representing the New Common Stock or New Certificates and, where applicable, cash in lieu of fractional shares, as provided below.

No fractional shares of Common Stock of the Corporation shall be issued. No stockholder of the Corporation shall transfer any fractional shares of Common Stock of the Corporation. The Corporation shall not recognize on its stock record books any purported transfer of any fractional share of Common Stock of the Corporation. A holder of Old Certificates at the Effective Time who would otherwise be entitled to a fraction of a share of New Common Stock shall, in lieu thereof, be entitled to receive a cash payment in an amount equal to the fraction to which the stockholder would otherwise be entitled multiplied by the per share sales price of the Common Stock in a sale completed by the transfer agent of the Corporation.

SECOND:  That the Board of Directors of the Corporation approved the foregoing amendment by unanimous written consent in accordance with the provisions of Sections 141(f) and 242 of the Delaware General Corporation Law and directed that such amendment be submitted to the stockholders of the Corporation entitled to vote thereon for their consideration, approval and adoption thereof.

THIRD:  That the stockholders of the Corporation entitled to vote thereon approved the foregoing amendment in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, the undersigned, being the Secretary of the Corporation, for the purpose of amending the Restated Certificate of Incorporation in accordance with the applicable provisions of the Delaware General Corporation Law, under penalties of perjury does hereby declare and certify that this is the act and deed of the Corporation and that the facts stated herein are true, and accordingly has hereunto signed this Certificate of Amendment to Restated Certificate of Incorporation as of August 8, 2003.

UNIVERSAL ACCESS GLOBAL HOLDINGS INC.

By:	/S/ Scott D. Fehlan
Scott D. Fehlan, Secretary